UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

QUANTUMSCAPE CORPORATION

(Name of Issuer)

Class A Common Stock

Class B Common Stock

(Title of Class of Securities)

74767V 109

(CUSIP Number)

Dr. Sebastian Pläster

Volkswagen Aktiengesellschaft
Brieffach/Letter Box 011/1884/4
38436 Wolfsburg
Deutschland/Germany

+49 (0)173 2765039

with copy to

Dominic Lange

Volkswagen Aktiengesellschaft

Brieffach/Letter Box 011/1884/4
38436 Wolfsburg
Deutschland/Germany

+49 (0) 151 14298611

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

November 25, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 74767V 109	Page 1 of 10

1	Name of Reporting Person Volkswagen Group of America Investments, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 68,236,103 shares of Class A Common Stock and 17,980,436 shares of Class B Common Stock (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 68,236,103 shares of Class A Common Stock and 17,980,436 shares of Class B Common Stock (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 68,236,103 shares of Class A Common Stock and 17,980,436 shares of Class B Common Stock (1)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 31.05% of Class A Common Stock and 11.36% of Class B Common Stock (2)
14	Type of Reporting Person (See Instructions) OO

(1)  Holders of Class A Common Stock are entitled to one vote for each share held as of the record date for the determination of the stockholders entitled to vote on such matters and holders of Class B Common Stock are entitled to ten votes for each share held at the record date for the determination of the stockholders entitled to vote on such matters, except as otherwise required by law. The holders of Class A Common Stock and Class B Common Stock will vote together as a single class, unless otherwise expressly provided in the certificate of incorporation of the Issuer or required by law.

(2) Based on a total of 377,983,177 shares of Common Stock, consisting of 189,269,223 shares of Class A Common Stock and 158,271,286 shares of Class B Common Stock of the Issuer outstanding as of November 25, 2020, as well as 15,221,334 shares of Class A Common Stock issued on December 1, 2020 pursuant to the Series F Preferred Stock Purchase Agreement (as described below) and 15,221,334 shares of Class A Common Stock that VWGoAI has the right to acquire, and that may subsequently be issued, subject to the achievement of a specified technical milestone pursuant to the Series F Preferred Stock Purchase Agreement. The shares of Class A Common Stock and Class B Common Stock beneficially owned by Volkswagen Group of America Investments, LLC represent 22.81% of the outstanding capital stock of the Issuer and 13.76% of the outstanding voting power of the Issuer’s capital stock.

1	Name of Reporting Person Volkswagen Group of America, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 68,236,103 shares of Class A Common Stock and 17,980,436 shares of Class B Common Stock (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 68,236,103 shares of Class A Common Stock and 17,980,436 shares of Class B Common Stock (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 68,236,103 shares of Class A Common Stock and 17,980,436 shares of Class B Common Stock (1)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 31.05% of Class A Common Stock and 11.36% of Class B Common Stock (2)
14	Type of Reporting Person (See Instructions) HC, CO

(1)  Holders of Class A Common Stock are entitled to one vote for each share held as of the record date for the determination of the stockholders entitled to vote on such matters and holders of Class B Common Stock are entitled to ten votes for each share held at the record date for the determination of the stockholders entitled to vote on such matters, except as otherwise required by law. The holders of Class A Common Stock and Class B Common Stock will vote together as a single class, unless otherwise expressly provided in the certificate of incorporation of the Issuer or required by law.

(2) Based on a total of 377,983,177 shares of Common Stock, consisting of 189,269,223 shares of Class A Common Stock and 158,271,286 shares of Class B Common Stock of the Issuer outstanding as of November 25, 2020, as well as 15,221,334 shares of Class A Common Stock issued on December 1, 2020 pursuant to the Series F Preferred Stock Purchase Agreement (as described below) and 15,221,334 shares of Class A Common Stock that VWGoAI has the right to acquire, and that may subsequently be issued, subject to the achievement of a specified technical milestone pursuant to the Series F Preferred Stock Purchase Agreement. The shares of Class A Common Stock and Class B Common Stock beneficially owned by Volkswagen Group of America, Inc. represent 22.81% of the outstanding capital stock of the Issuer and 13.76% of the outstanding voting power of the Issuer’s capital stock.

1	Name of Reporting Person Volkswagen Aktiengesellschaft
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 68,236,103 shares of Class A Common Stock and 17,980,436 shares of Class B Common Stock (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 68,236,103 shares of Class A Common Stock and 17,980,436 shares of Class B Common Stock (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 68,236,103 shares of Class A Common Stock and 17,980,436 shares of Class B Common Stock (1)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 31.05% of Class A Common Stock and 11.36% of Class B Common Stock (2)
14	Type of Reporting Person (See Instructions) HC, CO

(1)  Holders of Class A Common Stock are entitled to one vote for each share held as of the record date for the determination of the stockholders entitled to vote on such matters and holders of Class B Common Stock are entitled to ten votes for each share held at the record date for the determination of the stockholders entitled to vote on such matters, except as otherwise required by law. The holders of Class A Common Stock and Class B Common Stock will vote together as a single class, unless otherwise expressly provided in the certificate of incorporation of the Issuer or required by law.

(2) Based on a total of 377,983,177 shares of Common Stock, consisting of 189,269,223 shares of Class A Common Stock and 158,271,286 shares of Class B Common Stock of the Issuer outstanding as of November 25, 2020, as well as 15,221,334 shares of Class A Common Stock issued on December 1, 2020 pursuant to the Series F Preferred Stock Purchase Agreement (as described below) and 15,221,334 shares of Class A Common Stock that VWGoAI has the right to acquire, and that may subsequently be issued, subject to the achievement of a specified technical milestone pursuant to the Series F Preferred Stock Purchase Agreement. The shares of Class A Common Stock and Class B Common Stock beneficially owned by Volkswagen AG represent 22.81% of the outstanding capital stock of the Issuer and 13.76% of the outstanding voting power of the Issuer’s capital stock.

ITEM 1.	SECURITY AND ISSUER

The classes of equity securities to which this Schedule 13D relates are Class A Common Stock, par value $0.0001 (the “Class A Common Stock”) and Class B Common Stock, par value $0.0001 (the “Class B Common Stock” and together with the Class A Common Stock, the “Common Stock”) of QuantumScape Corporation, a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 1730 Technology Dr., San Jose, CA 95110.

ITEM 2.	IDENTITY AND BACKGROUND

(a)          This Schedule 13D is being filed jointly and on behalf of Volkswagen Group of America Investments, LLC, a Delaware limited liability company (“VWGoAI”), Volkswagen Group of America, Inc., a New Jersey corporation (“VWGoA”) and Volkswagen Aktiengesellschaft, a public stock corporation organized under the laws of Germany (“Volkswagen” and together with VWGoAI and VWGoA, the “Reporting Persons”).

(b)         The business address and principal office of each of VWGoAI and VWGoA is 2200 Ferdinand Porsche Drive, Herndon, VA 20171 and the business address of Volkswagen is Berliner Ring 2, 38440 Wolfsburg, Germany. The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of the Reporting Persons are set forth on Schedule A and incorporated by reference.

(c)          Volkswagen is one of the world’s largest car manufacturers. Volkswagen, or other companies owned or controlled, directly or indirectly, by Volkswagen, produces motor vehicles under the brand names Volkswagen passenger cars, Volkswagen light commercial vehicles, Porsche, Audi, Bentley, Lamborghini, Bugatti, Ducati, Skoda, SEAT, MAN and Scania. VWGoA is a wholly-owned subsidiary of Volkswagen, and VWGoAI is a wholly-owned subsidiary of VWGoA. VWGoA and subsidiaries import and distribute Volkswagen, Audi, Lamborgini, Bentley and Bugatti vehicles. VWGoAI operates as a special purpose entity, which holds certain U.S. investments.

(d)         During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule A have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) except that on January 11, 2017, Volkswagen waived indictment and entered a plea agreement with the United States under Rule 11(c)(1)(C) of the Federal Rules of Criminal Procedure. A copy of the plea agreement can be found at: https://www.justice.gov/opa/press-release/file/924436/download [justice.gov]. The plea agreement concerns conduct related to the introduction into the United States of diesel vehicles with defeat devices as defined under U.S. law. Neither VWGoA, VWGoAI nor any of the persons listed on Schedule A, is a party to the plea agreement. On March 10, 2017, Volkswagen entered, and the presiding court, the United States District Court for the Eastern District of Michigan, accepted, a guilty plea to conspiracy to commit fraud, obstruction of justice and entry of goods by false statement charges. At the sentencing on April 21, 2017, the Court entered the plea agreement, which provides for payment of a criminal fine of $2.8 billion and the appointment of an independent compliance monitor (the “Monitor”) for a period of three years. The Monitor has been tasked with assessing, overseeing and monitoring Volkswagen’s compliance with the terms of the plea agreement, including measures to further strengthen its compliance, reporting and monitoring mechanisms and implementation of an enhanced ethics program. On October 17, 2019, Volkswagen announced that it was granted a 90-day extension by the U.S. Department of Justice and the Monitor to demonstrate that it has met its commitments under the terms of the plea agreement. In September 2020, the term of the Monitor retained pursuant to the plea agreement expired.

A regulatory offense proceeding that was opened against Volkswagen in April 2016 has been terminated by the administrative fine order issued against Volkswagen by the Braunschweig Office of the Public Prosecutor on June 13, 2018. The administrative fine order is based on a negligent breach in the Powertrain Development department of the obligation to supervise, relating to the period from mid-2007 to 2015 and a total of 10.7 million vehicles with diesel engines of types EA 189 worldwide and EA 288 (Generation 3) in the USA and Canada. The administrative order imposes a total fine of €1.0 billion, consisting of a penalty payment of €5 million and the forfeiture of economic benefits in the amount of €995 million. After thorough examination, the fine has been accepted and paid in full by Volkswagen, rendering the administrative fine order legally final. The administrative fine order terminates the regulatory offense proceeding against Volkswagen.

In December 2019, the Canadian federal environmental regulator filed charges against Volkswagen in respect of 2.0l and 3.0l Volkswagen and Audi vehicles at the conclusion of its criminal enforcement-related investigation into the diesel emissions matter. Volkswagen cooperated with the investigation and agreed to a plea resolution addressing all of the charges. In January 2020, Volkswagen pleaded guilty to the charges and agreed to pay a penalty of C$196.5 million, which was approved by the court. Following this approval, the Ontario provincial environmental regulator withdrew its action against Volkswagen charging a quasi-criminal enforcement-related offense with respect to certain Volkswagen and Audi 2.0l diesel vehicles.

(e)          During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule A have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Since 2012, and most recently in May 2020, VWGoAI and other affiliates of Volkswagen have entered into several stock purchase agreements and related agreements and amendments thereto with the entity that was previously known as QuantumScape Corporation, a privately held Delaware corporation (after the Closing (as defined below), “Original QuantumScape”), pursuant to which Original QuantumScape agreed to sell, and VWGoAI and other Volkswagen affiliates agreed to purchase, shares of convertible preferred stock in Original QuantumScape. All such stock purchases were funded out of working capital.

Separately, on September 2, 2020, Original QuantumScape entered into a business combination agreement (the “Business Combination Agreement”), with the Issuer, which at the time was named Kensington Capital Acquisition Corp., and Kensington Capital Merger Sub Corp., a Delaware corporation (“Merger Sub”). The Business Combination Agreement provided for, among other things, (i) the merger of Merger Sub with and into Original QuantumScape, with Original QuantumScape surviving the merger and becoming a wholly-owned direct subsidiary of the Issuer and the security holders of Original QuantumScape becoming security holders of the Issuer (the “Merger”), and (ii) the exchange of all of the outstanding share capital of Original QuantumScape by the shareholders of Original QuantumScape, including the Reporting Persons, for Common Stock of the Issuer (together with the Merger, the “Business Combination”). At the closing of the Business Combination (the “Closing”), each outstanding share of Original QuantumScape Class A common stock, together with each share of Original QuantumScape preferred stock that was outstanding immediately prior to the Closing and convertible into a share of Original QuantumScape Class A common stock pursuant to the provisions of Original QuantumScape’s certificate of incorporation, and each outstanding share of Original QuantumScape Class B common stock, together with each share of Original QuantumScape preferred stock that was outstanding immediately prior to the Closing and convertible into a share of Original QuantumScape Class B common stock pursuant to the provisions of Original QuantumScape’s certificate of incorporation, was cancelled and automatically converted into the right to receive a number of shares of Class A Common Stock or Class B Common Stock, as applicable, determined in each case by reference to an “Exchange Ratio,” calculated in accordance with the Business Combination Agreement.

ITEM 4.	PURPOSE OF TRANSACTION

On November 25, 2020, the Closing occurred and VWGoAI became the beneficial owner of 86,216,539 shares of Common Stock, consisting of 68,236,103 shares of Class A Common Stock and 17,980,436 shares of Class B Common Stock in connection with the Business Combination. Shares of Class B Common Stock will convert into shares of Class A Common Stock, among other events, at VWGoAI’s option or will convert automatically into shares of Class A Common Stock upon a sale to a third party, in each case, on a one-for-one basis.

Included in the paragraph above and the calculation of Volkswagen’s, VWGoA’s and VWGoAI’s beneficial ownership are 15,221,334 shares of Class A Common Stock, which VWGoAI has the right to acquire subject to the achievement of a specified technical milestone pursuant to the Series F Preferred Stock Purchase Agreement (as defined below), but of which VWGoAI does not currently have record ownership or possession. VWGoAI has the right to waive satisfaction of the condition to achieve such technical milestone pursuant the Series F Stock Purchase Agreement.

Except as set forth in this Item 4 of Schedule 13D, none of the Reporting Persons has any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

The Reporting Persons intend to continuously review their investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by them, (iii) to undertake an extraordinary corporate transaction such as a tender offer or exchange offer for some or all of the shares of Common Stock not held by the Reporting Persons or a merger, acquisition, consolidation or other business combination or reorganization involving the Issuer or (iv) to take any other available course of action. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer and currency fluctuations. Notwithstanding the above, any course of action taken by the Reporting Persons will be subject to the restrictions described in Item 6 of this Statement.

The information set forth in Items 3, 5 and 6 is incorporated by reference herein.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a), (b)    The information set forth in or incorporated by reference in Items 2, 3 and 4 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(c)           Except as otherwise described in Item 4 and Item 6 and elsewhere in this Schedule 13D, no transactions in the Common Stock of the Issuer were effected by the Reporting Persons during the past 60 days.

(d)           Except as set forth herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock of the Issuer beneficially owned by the Reporting Persons as described in this Item 5.

(e)           Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Set forth below are the contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other persons with respect to any securities of the Issuer.

Registration Rights and Lock-Up Agreement

On September 2, 2020, the Issuer and VWGoAI entered into a Registration Rights and Lock-Up Agreement (the “Registration Rights and Lock-Up Agreement”), which took effect at the Closing. Pursuant to the terms of the Registration Rights and Lock-Up Agreement, the Issuer will be obligated to file a registration statement to register the resale of certain shares of the Issuer’s Common Stock held by the holders, including VWGoAI, after the Closing. In addition, pursuant to the terms of the Registration Rights and Lock-Up Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the holders may demand at any time or from time to time, that the Issuer file a registration statement on Form S-3 (or on Form S-1 if Form S-3 is not available) to register the securities of the Issuer held by such holders, and the Issuer is separately required at all times to maintain an effective resale registration statement for the benefit of the holders. The Registration Rights and Lock-Up Agreement will also provide the holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

The Registration Rights and Lock-Up Agreement further provides for the securities of the Issuer held by the holders, including VWGoAI, to be locked-up for a period of time following the Closing, as described below, subject to certain exceptions. The securities held by VWGoAI, including both tranches of shares acquired or to be acquired pursuant to the Series F Preferred Stock Purchase Agreement (as described below), will be locked-up for 180 days after the Closing, subject to earlier release if (i) the reported last sale price of Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing or (ii) if the Issuer consummates a liquidation, merger, stock exchange or other similar transaction after the Closing which results in all of the Issuer’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

VWGoAI Letter Agreement on Board Representation

On December 7, 2020, the Issuer, Original QuantumScape and VWGoAI entered into a letter agreement, which supersedes the prior letter agreement entered into on September 2, 2020 (the “Letter Agreement”) pursuant to which, subject to the terms of the Letter Agreement, the Issuer shall cause to be nominated up to two designees of VWGoAI for election to the Issuer’s board (each a “VWGoAI Board Member” and together, the “VWGoAI Board Members”). Frank Blome was previously appointed to the Issuer’s board on November 25, 2020 and a second VWGoAI Board Member is expected to be appointed by VWGoAI in December 2020. The Letter Agreement further provides that one VWGoAI Board Member will be appointed to the Nominating and Governance Committee, provided that such VWGoAI Board Member is determined to be an “independent” director by the Issuer’s board under applicable NYSE general independence rules, and in the absence of any VWGoAI Board Members that are determined to be “independent”, one VWGoAI Board Member will have the right to attend Nominating and Governance Committee meetings as a non-voting observer. One VWGoAI Board Member shall further have the right to attend meetings of the Audit Committee as a non-voting observer. Such VWGoAI Board Member, in his/her capacity as a non-voting observer of the Audit Committee or the Nominating and Governance Committee, as applicable, shall be entitled to receive the board materials provided to the members of such committee. VWGoAI Board Members shall also have the right to speak with and request information from the chair of the Compensation Committee and to receive the notices, minutes, consents and other materials provided to the members of the Compensation Committee, subject to certain limitations. Pursuant to the Letter Agreement, the Issuer has also waived any claims to corporate opportunities that a VWGoAI Board Member does not present to the Issuer or its stockholders with respect to any knowledge of a potential transaction or matter that may be a corporate opportunity for both the Issuer and Volkswagen or its affiliates, unless the opportunity was presented to such VWGoAI Board Member solely in his or her capacity as a director of the Issuer.

VWGoAI Letter Agreement on Earmarked Funds

On September 2, 2020, the Issuer, Original QuantumScape and VWGoAI entered into a letter agreement pursuant to which, subject to the terms of such letter agreement, the Issuer and Original QuantumScape agreed that following the Closing, Issuer will reserve a certain portion of the proceeds from the Series F Preferred Stock financing and the capital obtained through the Merger (including any concurrent “PIPE” financing) in a separate account to fully fund Original QuantumScape’s future contributions to QSV Operations, LLC (“QSV”), the 50-50 joint venture entity owned by Original QuantumScape and VWGoAI, pursuant to Section 3.6 of the Amended and Restated Limited Liability Company Agreement, dated as of May 14, 2020, by and among Original QuantumScape, VWGoAI and QSV. The parties agreed that the amount to be held in the separate account was $134 million as of the date of the letter agreement.

Senior Employee Lock-Up Agreements

On September 2, 2020, the Issuer and VWGoAI entered into separate Senior Employee Lock-Up Agreements with certain senior employees (the “Senior Employee Lock-Up Agreements”), including Original QuantumScape’s executive officers. The Senior Employee Lock-Up Agreements provide that the lock-up shares owned of record or beneficially by the senior employees (including certain securities that may be granted or issued to a senior employee after the Effective Time (as defined in the Business Combination Agreement and which occurred on November 25, 2020) may generally not be transferred during the initial lock-up period and up to four years after the Closing, subject to certain exceptions. Following the initial lock-up period, senior employees may transfer lock-up shares without restriction as follows: (i) during the first year after the Effective Time (as defined in the Business Combination Agreement), up to 25% of the total number of lock-up shares, (ii) following the first anniversary of the Effective Time (as defined in the Business Combination Agreement) until the earlier of four years after the Closing or the occurrence of an event described below, up to 50% of the total number of lock-up shares (taking into account any transfers under clause (i) above), and (iii) up to an additional 50% of the total number of lock-up shares following satisfaction of agreed delivery requirements between the Issuer and VWGoAI.

These transfer restrictions are subject to earlier release if (i) the Issuer completes a liquidation, merger, stock exchange or other similar transaction after the Closing that results in all of the Issuer’s stockholders having the right to exchange their shares of common stock for cash, securities or other property; (ii) VWGoAI terminates for any reason the Amended and Restated Joint Venture Agreement, dated as of May 14, 2020, by and among Original QuantumScape, VWGoA, VWGoAI and QSV; (iii) VWGoAI issues a critical or negative statement regarding the Issuer and its technology unless such statement is required to be made by VWGoAI under applicable law and is truthful and accurate; or (iv) VWGoAI transfers certain securities of the Issuer in excess of the amounts set forth in the Senior Employee Lock-Up Agreements. The Senior Employee Lock-Up Agreements also provide that, upon consummation of the Merger, the Issuer or Original QuantumScape shall pay to each Senior Employee a one-time cash bonus equal to 20% of the Senior Employee’s then annual base salary.

Series F Preferred Stock Financing and Amendment No. 1 to the Series F Stock Purchase Agreement

On May 14, 2020, Original QuantumScape and VWGoAI entered into a Series F Preferred Stock Purchase Agreement (as amended, the “Series F Preferred Stock Purchase Agreement”) and related agreements, pursuant to which Original QuantumScape agreed to sell, and VWGoAI agreed to purchase, up to a total of 7,569,508 shares of convertible Series F preferred stock of Original QuantumScape, par value $0.0001 (“Series F Preferred Stock”), at $26.4218 per share for an aggregate purchase price of $200 million. Pursuant to the terms of the Series F Preferred Stock Purchase Agreement, the Series F Preferred Stock was to be issued to VWGoAI and funded in two tranches: (1) 3,784,754 shares of Series F Preferred Stock in exchange for $100 million, and (2) 3,784,754 shares of Series F Preferred Stock in exchange for $100 million subject to certain conditions including the achievement of a specified technical milestone by March 31, 2021, as set forth in such agreements.

On September 3, 2020, VWGoAI and Original QuantumScape agreed to, among other things, amend the Series F Preferred Stock Purchase Agreement to (i) join the Issuer as a party thereto, (ii) replace the applicable exhibits thereto with revised versions of the transaction agreements to address the transactions contemplated by the Business Combination Agreement, (iii) increase the number of shares of Series F Preferred Stock that Original QuantumScape was authorized to issue, and (iv) provide for the Issuer’s issuance and sale of shares of Class A Common Stock (instead of shares of Series F Preferred Stock in Original QuantumScape) to VWGoAI if the closing of the Merger were to occur prior to the first closing and/or second closing of the Series F Preferred Stock Purchase Agreement, as applicable.

VWGoAI and the Issuer closed the purchase of the first tranche of 15,221,334 shares of Class A Common Stock on December 1, 2020, which represents the first tranche of Series F Preferred Stock as converted at the Exchange Ratio (as defined in the Business Combination Agreement). The obligation to close on the second tranche remains subject to the satisfaction or waiver of a specified technical milestone as described above. However, because the milestone can be waived by VWGoAI, the underlying 15,221,334 shares of Class A Common Stock, as converted from Series F Preferred Stock at the Exchange Ratio (as defined in the Business Combination Agreement), issuable upon the closing of the second tranche have been included in the Reporting Persons’ reported beneficial ownership of Common Stock in the tables above.

Except as described above and elsewhere in this Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

10.1	Registration Rights and Lock-up Agreement, dated as of September 2, 2020, by and among, amongst others, Kensington Capital Acquisition Corp. and Volkswagen Group of America Investments, LLC (filed as Exhibit 10.3 to the Issuer’s Registration Statement on Form S-4 as filed with the Commission on September 21, 2020 (SEC File No. 333-248930) and incorporated herein by reference)

10.2	Third Letter Agreement, dated as of September 2, 2020, by and among the Kensington Capital Acquisition Corp, Original QuantumScape, and Volkswagen Group of America Investments, LLC (filed as Exhibit 10.8 to the Issuer’s Registration Statement on Form S-4 as filed with the Commission on September 21, 2020 (SEC File No. 333-248930) and incorporated herein by reference)

10.3	Fourth Letter Agreement, dated as of December 7, 2020, by and among the Issuer, Original QuantumScape, and Volkswagen Group of America Investments, LLC*

10.4	Form of Senior Employee Lock-Up Agreement (filed as Exhibit 10.5 to the Issuer’s Registration Statement on Form S-4 as filed with the Commission on September 21, 2020 (SEC File No. 333-248930) and incorporated herein by reference)

10.5	Series F Preferred Stock Purchase Agreement, dated May 14, 2020, by and among Original QuantumScape and Volkswagen Group of America Investments, LLC (filed as Exhibit 10.23 to the Issuer’s Registration Statement on Form S-4 as filed with the Commission on September 21, 2020 (SEC File No. 333-248930) and incorporated herein by reference)

10.6	Amendment No. 1 to Series F Preferred Stock Purchase Agreement, dated September 3, 2020, by and among Kensington Capital Acquisition Corp., Original QuantumScape and Volkswagen Group of America Investments, LLC (filed as Exhibit 10.24 to the Issuer’s Registration Statement on Form S-4 as filed with the Commission on September 21, 2020 (SEC File No. 333-248930) and incorporated herein by reference)

99.1	Power of Attorney*

99.2	Joint Filing Agreement*

*Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 7, 2020

VOLKSWAGEN AKTIENGESELLSCHAFT

By:	/s/ Dominic Lange
Name:	Dominic Lange
Title:	Attorney-in-fact

By:	/s/ Dr. Angela-Kristina Speidel
Name:	Dr. Angela-Kristina Speidel
Title:	Attorney-in-fact

VOLKSWAGEN GROUP OF AMERICA, INC.

By:	/s/ Kevin Duke
Name:	Kevin Duke
Title:	Secretary, Assistant General Counsel – Corporate Matters

VOLKSWAGEN GROUP OF AMERICA INVESTMENTS, LLC

By:	/s/ Kevin Duke
Name:	Kevin Duke
Title:	VP & Secretary

SCHEDULE A

The name, present principal occupation or employment, business address and citizenship of each of the members of the Management Board and the Supervisory Board of Volkswagen and the executive officers and directors of VWGoA and VWGoAI are set forth below. If no business address is given, the member’s business address is Berliner Ring 2, 38440 Wolfsburg, Germany for Volkswagen and 2200 Ferdinand Porsche Drive, Herndon, VA 20171 for VWGoAI and VWGoA. Unless otherwise indicated below, all of the persons listed below are citizens of Germany for Volkswagen and the United States for VWGoA and VWGoAI.

Volkswagen

Board of Management

Name	Present Principal Occupation or Employment
Dr. Herbert Diess	Chairman of the Board of Management
Dr. Oliver Blume	Member of the Board of Management, Brand Group “Sport & Luxury”
Markus Duesmann	Member of the Board of Management, Brand Group “Premium”
Gunnar Kilian	Member of the Board of Management, Functional Responsibility “Human Resources,” Brand Group “Truck & Bus”
Hiltrud Dorothea Werner	Member of the Board of Management, Functional Responsibility “Integrity and Legal Affairs”
Frank Witter	Member of the Board of Management, Functional Responsibility “Finance and IT”

Supervisory Board

Name, (country of citizenship)	Present Principal Occupation or Employment
Hans Dieter Potsch (Austria)	Chairman of the Supervisory Board
Dr. Hussain Ali Al-Abdulla (Qatar)	Board Member of Qatar Investment Authority (P.O. Box 23224, Doha, Qatar)
Dr. Hessa Sultan Al-Jaber (Qatar)	Member of the Supervisory Board
Dr. Bernd Althusmann	Minister of Economic Affairs, Labor, Transport and Digitalization for the Federal State of Lower Saxony (Planckstraße 2 30169 Hannover, Germany)
Kai Bliesener	Head of Vehicle Construction (LPP) / Automotive and Supplier Industry Coordinator at IG Metall (Wilhelm-Leuschner-Str. 79, 60329 Frankfurt am Main, Germany)

Dr. Hans-Peter Fischer	Chairman of the Board of Management of Volkswagen Management Association (VMA)
Marianne Heiß (Austria)	CEO, BBDO Group Germany GmbH (Königsallee 92, 40212 Düsseldorf, Germany)
Jörg Hofmann	Chair of IG Metall (Wilhelm-Leuschner-Str. 79, 60329 Frankfurt am Main, Germany)
Ulrike Jakob	Deputy Chairman of the Works Council, Volkswagen AG Kassel plant (Dr, Rudolf-Leiding-Platz 1, 34225 Baunatal, Germany)
Dr. Louise Kiesling (Austria)	Partner and Managing Director of Backhausen GmbH (Kolonie Backhausen 136, 3945 Hoheneich, Austria)
Peter Mosch	Chairman of the General Works Council, AUDI AG (Auto-Union-Straße 1, 85045 Ingolstadt, Germany)
Bertina Maria Murkovic (Belgium)	Chairman of the Works Council of Volkswagen Commercial Vehicles
Bernd Osterloh	Chairman of the General and Group Works Councils of Volkswagen AG
Dr. Hans Michel Piëch (Austria)	Lawyer in private practice (Spiegelgasse 2/24, 1010 Wien, Austria)
Dr. Ferdinand Oliver Porsche (Austria)	Member of the Board of Management of Familie Porsche AG Beteiligungsgesellschaft (Giselakai 37, 5020 Salzburg, Austria)
Dr. Wolfgang Porsche (Austria)	Chairman of the Supervisory Board of Porsche AG and Porsche Automobil Holding SE (Dr. Ing. h.c. F. Porsche AG, Porscheplatz 1, D - 70435 Stuttgart, Germany)
Conny Schönhardt	Trade Union Secretary for the IG Metall Board of Management in the unit for Strategic and Political Planning (Wilhelm-Leuschner-Str. 79, 60329 Frankfurt am Main, Germany)
Athanasios Stimoniaris	Chairman of the Group Works Council of MAN SE and of TRATON SE
Stephan Weil	Minister-President of the Federal State of Lower Saxony (Planckstraße 2, 30169 Hannover, Germany)
Werner Weresch	Chairman of the General Works Council and Group Works Council of Dr. Ing. h.c. F. Porsche AG (Dr. Ing. h.c. F. Porsche AG, Porscheplatz 1, D - 70435 Stuttgart, Germany)

VWGoA

Executive Officers

Name	Present Principal Occupation or Employment
Scott Keogh	President & CEO
Johan de Nysschen (South Africa)	Chief Operating Officer, VWGoA and Volkswagen NAR
Elmar-Marius Licharz (Germany)	Executive Vice President & Chief Financial Officer
Daniel Weissland (Germany)	Executive Vice President and President, Audi of America
David Detweiler	Executive Vice President & General Counsel
Stefan Baier (Germany)	Executive Vice President, Human Resources
Anurag Goel	Executive Vice President, Group After Sales and Services
Thomas DuPlessis (South Africa)	Executive Vice President, Chattanooga Operations
Andreas Krepp (Germany)	Executive Vice President, Group & NAR Volkswagen Quality
Wolfgang Demmelbauer-Ebner (Austria)	Executive Vice President and Chief Engineering Officer
Duncan Movassaghi (England)	Executive Vice President, VW Sales and Marketing
Lawrence Tolep	Treasurer, Vice President, Regional Treasury Center
Kevin Duke	Secretary, Assistant General Counsel - Corporate Matters

Directors

Name	Present Principal Occupation or Employment
Arno Antlitz (Germany)	(Chairman of the Board) Chief Financial Officer, Audi AG (Ettinger Str. 70, 85057 Ingolstadt, Germany)
David Detweiler	Executive Vice President & General Counsel
Scott Keogh	President & CEO, VWGoA
Anthony Bandmann	President & CEO, VW Credit, Inc.
Giovanni Palazzo (Italy)	Chief Executive Officer, Electrify America, LLC (2003 Edmund Halley Drive Reston, VA 20191 USA)
Elmar-Marius Licharz (Germany)	Executive Vice President and Chief Financial Officer
Daniel Weissland (Germany)	President, Audi of America
Stefan Baier (Germany)	Executive Vice President, Human Resources

VWGoAI

Executive Officers

Name	Present Principal Occupation or Employment
Reinhard Fischer	(President) Senior Vice President, Group Strategy, VWGoA
Kevin Duke	(Vice President & Secretary) Assistant General Counsel - Corporate Matters, VWGoA
Lawrence Tolep	(Treasurer) Vice President Regional Treasury Center, VWGoA

Directors

Name	Present Principal Occupation or Employment
Scott Keogh	President & Chief Executive Officer, VWGoA
Elmar-Marius Licharz (Germany)	Executive Vice President & Chief Financial Officer, VWGoA
Wolfgang Demmelbauer-Ebner (Austria)	Executive Vice President & Chief Engineering Officer, VWGoA
David Detweiler	Executive Vice President & General Counsel, VWGoA